Mail Stop 4561

March 18, 2009

Janelle Edington, Chief Executive Officer
Multisys Language Solutions, Inc.
8045 Dolce Volpe Avenue
Las Vegas, NV 89178

> **Re: Multisys Language Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2009**
> **File No. 333-157564**

Dear Ms. Edington:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise the statement regarding your intention to "make application for listing" on the OTC Bulletin Board to clarify that you are seeking quotation on the OTC Bulletin Board. Disclose on the cover page that there is no guarantee your common stock will be accepted for quotation on the OTCBB. Please remove any references to "listing" on the OTCBB throughout the prospectus.

2. We further note your disclosure that your shares will be sold at a fixed price "until your shares are listed or quoted" and thereafter at prevailing market prices or privately negotiated prices. Please revise this statement to specify that the shares will be sold at a fixed price until your shares are quoted on the OTCBB or listed on a registered national securities exchange. In addition, where you refer to

"listing" your stock in the prospectus, please revise such references to specify listing on a registered national securities exchange. See as examples the Determination of Offering Price on page 14 and the Plan of Distribution on page 17.

3.   Please limit your disclosure on the cover page to the information required by Item 501 of Regulation S-K. For example, please remove the reference to the Exchange Act reporting requirements. Instead, include a materially complete discussion of your limited periodic reporting obligations in an appropriate location in the prospectus such as the section titled Reports to Stockholders on page 5. In this regard please note that by operation of Section 15(d) and Section 13 of the Securities Exchange Act of 1934, you will be subject upon effectiveness of the registration statement to the Exchange Act periodic reporting requirements on Forms 10-K, 10-Q and 8-K, and will not be subject, for example, to the proxy rules, Section 16 short-swing profit provisions or certain other Exchange Act provisions. Please also revise the risk factor on page 12 that addresses your reporting obligations to ensure that it accurately describes your obligations under the Exchange Act. In revising this risk factor, please note comment 7 below.

Risk Factors, page 6

Risks related to our Company and our Industry

"If we are unable to obtain financing . . . ," page 7

4.   Please revise this risk factor to provide quantitative disclosure regarding your liquidity position. Disclose in the risk factor subheading the number of months your available cash resources will fund, as well as the additional amount required to meet your financial commitments for a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance. Please update this information with each amendment to the registration statement.

Risks related to this offering and our stock

"There is no market for our common stock . . . ," page 11

5.   It appears you have bundled two distinct topics in this risk factor: the absence of a market for your common stock and the status of your securities as "penny stock." Please also note that it appears you have three separate risk factors that address the absence of a market for your stock. Accordingly, please unbundle these issues by revising the subheading and text of this risk factor so that it solely addresses the risks associated with being considered a penny stock.

<u>"There is not now, and there may not ever be, an active market . . . ," page 12</u>

6. With respect to the risks associated with the lack of a public market, and to avoid repetitive disclosure, please consider expanding this risk factor and deleting the risk factor on page 13 regarding possible listing on a stock exchange, or otherwise consolidating the two risk factors. The expanded risk factor should clarify that although you intend to have your common stock quoted on the OTCBB, there can be no assurance that a market maker will agree to file the necessary documents with FINRA, which administers the OTCBB, nor can there be any assurance that such an application for quotation will be approved, or that a regular trading market will develop or that if developed, will be sustained. References to listing on the American Stock Exchange and/or any other registered national securities exchange are not appropriate at this time and should be deleted.

<u>"We cannot assure you that, even following the approval of the registration statement by the SEC . . . ," page 13</u>

7. Please be advised that the Securities and Exchange Commission does not approve or disapprove registration statements. Moreover, as indicated in the legend required by Item 501 of Regulation S-K, any representation that the Commission has passed upon the accuracy or adequacy of the disclosures in the prospectus is a criminal offense. Please remove any such references from the prospectus.

<u>Management's Discussion and Analysis or Plan of Operation, page 24</u>

<u>Liquidity and Capital Resources, page 25</u>

8. We note your disclosure that your available cash resources are insufficient to fund operations for the next twelve months and, more specifically, that the funds available to you as of December 31, 2008 will only fund operations through September 2009. Please disclose the current monthly or quarterly rate at which you use cash in your operations, and discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you will need to fund operations for 12 months following the date of the prospectus, including your expenses as a public company, and describe the potential impact on you if you are unable to obtain such funds. Ensure that your discussion is consistent with the disclosure provided in response to comment 4 above.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

                   Sincerely,

                   Maryse Mills-Apenteng
                   Staff Attorney

cc: <u>Via Facsimile (206) 860-2022</u>
         Michael R. Espey, Esq.